

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 6, 2010

Mark L. Faupel, Ph.D.
President and Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Corners East, Suite D
Norcross, GA 30092

> **Re:** **Guided Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Amended December 23, 2009**
> **File No. 000-22179**

Dear Dr. Faupel:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2: Approval of an Amendment…, page 7

Background, page 7

1.   Refer to our prior comment 2. We see you indicate that on the date of issuance the warrants will be recorded at their fair value as determined using the Black-Scholes valuation model and also see (from entry 2) that upon issuance you plan to record the fair value of the warrants to purchase common stock as a credit to APIC and debit to retained deficit (which you indicate you will treat as a preferred

dividend and subtract from net income to arrive at net income available to common stockholders). Accordingly, please address the following:

- tell us how your pro forma *balance sheet* at page 12 reflects the accounting treatment of the above referenced transactions.

- Also, tell us more about adjustment (A) on page 14 including how it was determined, what it relates to and why you believe it is properly included as an adjustment in your pro forma balance sheet. Tell us if the underlying warrants are in-the-money (it appears they are) or contractually required to be exercised as of the balance sheet date presented. Revise the disclosures in adjustment (A) to address the facts you include in your response to this comment.

- Finally, while Article 11 of Regulation S-X does not permit a pro forma adjustment in your pro forma *income* statement for the inducement amounts, please revise the notes to the pro forma financial statements to disclose the amount of the inducement payment that will be subtracted from net income to arrive at net income available to common stockholders (i.e. – the fair value of the warrants to be issued).

Effects of Recapitalization Plan, page 10

2.   We note your amended table in response to comment 8. Please reconcile the warrants for 3,281,699 shares to be issued to the 2004 Series A Preferred holders with the amount on page 8. In addition, your disclosure on pages 9 and 10 indicates that you will issue no additional warrants to your note holders, contrary to your reference in the table to warrants "to be issued" to your note holders. Please revise.

3.   Refer to our prior comment 7. We see the pro forma adjustment in your fiscal 2008 and interim 2009 pro forma income statements of $1,757,000 that gives effect to a write-off of unamortized debt discounts. Since this is a non-recurring transaction, Article 11-02.b.6.ii of Regulation S-X does not permit you to include it as a pro forma adjustment. Accordingly, please delete this adjustment from your pro forma financial statements. Also, tell us why the pro forma income statement column for the twelve months ended 2008 is labeled "2009".

Interests of Certain Officers and Directors, page 15

4.   Refer to the table added on page 16 in response to prior comment 1. The beneficial ownership total column does not appear to be mathematically correct for most of the individuals and entities included, in light of the numbers in the columns that precede it. Please revise. In addition and with a view toward

disclosure, tell us why the interests of Dolores Maloof were not included in the table.

Proposal No.4, page 20

Leased Employees, page 20

5.   Refer to our prior comment 9. We see you disclose "UHY had a continuing relationship with UHY Advisors, Inc. and certain of its wholly-owned subsidiary entities." As previously requested, please tell us and revise the filing to disclose the exact nature of your relationship with the aforementioned Advisors.

Corporate Governance, page 22

Director Compensation, page 22

6.   It is unclear why the paragraph immediately preceding the table on page 24 refers to named executive officers. Please advise or revise.

7.   Please update the disclosures required by Item 402 of Regulation S-K to include such information for your last completed fiscal year. In doing so, please ensure that the information you provide pursuant to that item is consistent regarding the nature and amount of compensation you have paid to your directors and named executive officers. In this regard, we note that footnote (1) on page 23 indicates that Mr. Zachary received options on May 14, 2008 that expire in 10 years, which is inconsistent with the information in the table on page 24. Similarly, footnote (3) on page 23 and the table on page 24 contain inconsistent information regarding options awarded to Dr. Hart.

Certain Transactions, page 28

8.   Please disclose the information required by Item 404 of Regulation S-K with respect to the consulting arrangements with your affiliates mentioned on page 23, including the nature of the services they provide to you.

Where You Can Find More Information, page 29

9.   We note your response to prior comment 3. Tell us the authority on which you relied to include the statement "later information that we file with the SEC will update and supersede that information."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3641 with any other questions.

Sincerely,

Geoff Kruczek
Senior Attorney

cc: John E. Zamer
        Jones Day